Exhibit 10

AGREEMENT

This **AGREEMENT**, dated as of February 23, 2009 (the "Agreement"), is made by and between ExpressJet Holdings, Inc., a Delaware corporation (the "Company"), and Credit Suisse Securities (USA) LLC, a Delaware limited liability company ("Credit Suisse").

WHEREAS, Credit Suisse is the beneficial owner of, in the aggregate, 3,002,505 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"); and

WHEREAS, the Company and the Board of Directors of the Company (the "Board"), on the one hand, and Credit Suisse, on the other hand, wish to enter into certain agreements relating to the future composition of the Board.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

I. REPRESENTATIONS

1.1 <u>Authority; Binding Agreement</u>. Credit Suisse represents and warrants to the Company, and the Company represents and warrants to Credit Suisse, that:

(a) such party has all requisite authority and power to execute and deliver this Agreement and to consummate the transactions contemplated hereby,

(b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby,

(c) the Agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with their respective terms, and

(d) this Agreement will not result in a violation of any terms or provisions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

1.2   Defined Terms:

For purposes of this Agreement:

(a)   "Affiliate" has the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b)   The terms "beneficial owner" and "beneficially own" have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

(c)   "Hayman Agreement" means shall mean that certain Agreement dated effective as of March 17, 2008 by and among the Company, Hayman Investments, L.L.C. ("Hayman Investments"), Hayman Advisors, L.P. ("Hayman Advisors"), Hayman Capital Master Fund, L.P. ("Hayman Master Fund"), and J. Kyle Bass ("Bass") (each of Hayman Investments, Hayman Advisors, Hayman Master Fund, and Bass a "Hayman Party" and collectively, the "Hayman Parties").

II.   COVENANTS

2.1   Director Nomination:

(a)   2009 Annual Meeting Nomination. The Company agrees that the Board (and/or an appropriate committee thereof) will take all necessary action in accordance with the Certificate of Incorporation of the Company (as amended, the "Certificate of Incorporation") and the Bylaws of the Company (as amended, the "Bylaws"), including calling and duly holding a special meeting of directors or by unanimous consent in lieu thereof, to nominate for election at the Company's 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") Alan Freudenstein (the "Credit Suisse Nominee") as a Class II director with a term expiring at the Company's 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting"); provided that such nomination shall only (i) be with the agreement of the Nominating and Corporate Governance Committee of the Board, which approval shall not be unreasonably withheld or delayed and (ii) occur in the event that the Company and the Hayman Parties have entered into an amendment or other modification to the Hayman Agreement prior to the nomination deadline pursuant to which the Hayman Parties relinquish their rights thereunder to nominate, to cause the Company to nominate, a Class II director at the 2009 Annual Meeting. In the event that, for any reason, the Credit Suisse Nominee is not nominated and elected as a director at the 2009 Annual Meeting with a term expiring at the 2012 Annual Meeting, the Company agrees that, as soon as practicable following 2009 Annual Meeting, the Board will take all necessary action in accordance with the Certificate of Incorporation and the Bylaws, including calling and duly holding a special meeting of directors or by obtaining the unanimous consent in lieu thereof, to (i) if necessary to accommodate the appointment of the Credit Suisse Nominee, increase the size of the Board from ten (10) to eleven (11) directors and (ii) appoint with immediate effect the Credit Suisse Nominee as either, in the Board's reasonable discretion, a Class I or Class II director to fill such newly created directorship. In addition, to the extent permitted by applicable New York Stock Exchange listing standards or the listing standards of any other exchange or automated quotation system upon which the Company's Common Stock is listed (the "Applicable Listing Standards") and any other applicable law, the Credit Suisse Nominee shall be appointed to the Audit Committee and, unless the Company and Credit Suisse agree that the Credit Suisse Nominee has a disqualifying conflict of interest or otherwise should not be so appointed, any special committee of the Board established from time to time.

(b)   Status As Director. The Credit Suisse Nominee, upon appointment to the Board, will serve as a member of the Board and be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines, and shall have the same rights and benefits, including (but not limited to) with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company; provided, however, that Credit Suisse acknowledges and agrees that certain flight benefits are provided to members of the Company's Board by Continental Airlines, Inc. and are outside the control of the Company. If requested by the Credit Suisse Nominee, the Company agrees to request that Continental agree to grant such benefits for the Credit Suisse Nominee.

(c)   Replacement of Nominee. If the Credit Suisse Nominee is removed, resigns or is otherwise unable to serve as a director of the Company, either before or after his appointment pursuant to subsection (a) above, Credit Suisse shall be entitled to nominate a new nominee, which nominee will be chosen with the agreement of the Nominating and Corporate Governance Committee of the Board, which approval shall not be unreasonably withheld or delayed (such replacement nominee shall be considered a Credit Suisse Nominee for all purposes herein), and the Board shall promptly appoint such nominee to the Board (and, to the extent permitted by the Applicable Listing Standards and any other applicable law, any committees thereof on which his or her predecessor served, including without limitation, the Audit Committee of the Board) to fill the appropriate vacancy and to serve the remainder of the term of the nominee being replaced.

(d)   Renomination, Appointment and Resignation of Nominee. For so long as Credit Suisse and its Affiliates beneficially own in the aggregate at least three percent (3%) of the outstanding shares of Common Stock of the Company (the "3% Beneficial Ownership Threshold"), the Company shall cause the Credit Suisse Nominee to be nominated for election, or otherwise appointed, as a director at each annual meeting of the Company's shareholders at which the class of director to which the Credit Suisse Nominee is elected or appointed a director, pursuant to either Section 2.1(a) or this Section 2.1(d), is to be elected to serve as directors, in accordance with the Articles of Incorporation and Bylaws. In addition, to the extent permitted by Applicable Listing Standards and any other applicable law, the Credit Suisse Nominee shall be appointed to the Audit Committee and, unless the Company and Credit Suisse agree that the Credit Suisse Nominee has a disqualifying conflict of interest or otherwise should not be so appointed, any special committee of the Board that may be established from time to time. If Credit Suisse and its Affiliates shall no longer beneficially own shares of Common Stock at least equal to the 3% Beneficial Ownership Threshold, then if requested by the Board, Credit Suisse shall cause the Credit Suisse Nominee (or any replacement thereof) to promptly tender his or her resignation from the Board and any committee of the Board on which he or she then sits.

2.2   Credit Suisse Actions.

(a)   Nominations. In reliance on the promises made in Section 2.1, Credit Suisse shall not make, and shall cause each of its Affiliates not to make, any objection to the election of any of the candidates for the Board nominated by the Company at each Annual Meeting of Shareholders so long as this Agreement is in effect.

(b)   Voting of Credit Suisse Shares. In reliance on the promises made in Section 2.1 so long as this Agreement is in effect, Credit Suisse will cause all shares of Common Stock beneficially owned by it and its Affiliates as to which they are entitled to vote to be voted (A) in favor of the election of each of the candidates properly nominated by the Board in accordance with its Certificate of Incorporation and Bylaws, (B) as Credit Suisse determines is appropriate on all other proposals of the Board and any proposals by other shareholders of the Company not covered by clause (C) below, and (C) in accordance with the recommendation of the Board with respect to any proposals by any other stockholder of the Company who is also proposing one or more nominees for election as director in opposition to the nominees of the Board at each Annual Meeting of Shareholders; provided that any such candidate (other than the Credit Suisse Nominee) is serving as a member of the Board as of the date thereof; provided further that the Credit Suisse Nominee is a member of the Board at such time pursuant to the terms hereof.

(c)   Credit Suisse Actions. In connection with each Annual Meeting of Shareholders so long as this Agreement is in effect, neither Credit Suisse, nor any of its subsidiaries, will:

(i)   with respect to the Company or its Common Stock, make, engage or in any way participate in, directly or indirectly, any "solicitation" (as such term is used in the proxy rules of the SEC) of proxies or consents, whether or not relating to the election or removal of directors;

(ii)   seek to advise, encourage or influence any person with respect to the voting of any Common Stock (other than Affiliates),

(iii)   except as specifically and expressly set forth in this Agreement, seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board,

(iv)   initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the SEC) shareholders of the Company for the approval of stockholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act, or otherwise, or cause or encourage or attempt to cause or encourage any other person to initiate any such stockholder proposal, regardless of its purpose or otherwise communicate with the Company's shareholders or others pursuant to Rule 14a-1(l)(2)(iv)(A) under the Exchange Act,

(v)   seek or propose to influence or control the management or policies of the Company; provided that the actions of the Credit Suisse Nominee as a member of the Board shall not be deemed to violate the foregoing, or

(vi)   publicly seek or request permission to do any of the foregoing, request to amend or waive any provision of this paragraph, or make or seek permission to make any public announcement with respect to any of the foregoing.

2.3   Mutual Actions.

(a)   Form 8-K, Schedule 13D and Public Comment. The Company shall promptly file a Current Report on Form 8-K (the "Form 8-K") reporting the entry into this Agreement and appending this Agreement as an exhibit thereto. Credit Suisse shall promptly file an amendment to the Schedule 13D regarding its beneficial ownership of the Common Stock filed with the SEC (the "Schedule 13D"), reporting the entry into this Agreement, amending applicable items to conform to its obligations hereunder and appending this Agreement as an exhibit thereto. None of the parties hereto shall (i) make any public statements (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Form 8-K or Schedule 13D or (ii) except as required by law, issue or cause the publication of any press release or other public announcement with respect to this Agreement, without the prior written consent of the parties hereto, which consent shall not be unreasonably withheld or delayed.

(b)   Mutual Non-Disparagement. At all times during the term of this Agreement, neither the Company nor Credit Suisse shall, and the Company and Credit Suisse shall cause each of its respective directors (in the Company's case other than the Credit Suisse Nominee) and officers not to, make any public statement, written or oral (i) reasonably likely to be harmful to the Company or Credit Suisse, as the case may be, or its or their officers, directors or employees or to be injurious to the goodwill, reputation or business standing of the Company or Credit Suisse, as the case may be, and its or their officers, directors or employees or (ii) that is disparaging or defamatory about the Company or Credit Suisse, as the case may be, or their respective officers, directors or employees. For the avoidance of doubt, this Section 2.3(b) shall not preclude (a) any party or its representatives from (i) any good faith response to any inquiries under oath or in response to an inquiry or request by any legal or regulatory authority or otherwise required pursuant to law, regulation, governmental proceeding, stock exchange rule or legal process (ii) any notification to any governmental or regulatory authority, agency, commission, body, court or other governmental entity reporting a violation of applicable law, regulations or standards governed by such governmental entity, if such notification is, upon advice of counsel, required by such person to be so made, and provided that such person uses reasonable efforts to keep such notification confidential or (b) any director, in the exercise of his or her fiduciary duties, from making statements during meetings of the Board or any committees thereof of which he or she is a member, or in conversations with other directors.

2.4   Expenses.

Within five (5) business days following receipt of reasonably satisfactory documentation thereof (which documentation shall not require a waiver of attorney-client privilege) the Company will reimburse Credit Suisse for its actual out-of-pocket fees and expenses incurred through the date of this Agreement in connection with its activities related to the 2009 Annual Meeting, including the nomination and election of directors, the acquisition or solicitation of proxies, any acts or filings in connection therewith, and the negotiation and execution of this Agreement, provided such reimbursement shall not exceed $20,000 in the aggregate.

III. OTHER PROVISIONS

3.1 Remedies.

(a) Each party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(b) Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in the Court of Chancery of the State of Delaware (and the parties agree not to commence any action, suit or proceeding relating thereto except in such court), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 3.6 will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the Court of Chancery of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

3.2 Termination and Survival.

The provisions of this Agreement shall terminate upon, and this Agreement shall remain in full force and effect and shall be fully binding on the parties hereto in accordance with the provisions hereof until the date that is the earlier of (i) the date on which the Credit Suisse Nominee resigns from the Board pursuant to Section 2.1(d), and (ii) thirty (30) days from the date on which the Credit Suisse Nominee (including any replacement thereof) voluntarily resigns from the Board (the "Termination Date"). Notwithstanding the foregoing, the provisions of this Section 3.2 and Sections 3.3 and 3.4 shall survive the Termination Date.

3.3 Covenant Not to Sue.

Except as set forth in Section 3.1, Credit Suisse and each of its Affiliates, on the one hand, and the Company, and each of its Affiliates, on the other hand, agrees not to sue or otherwise commence or continue in any manner, directly or indirectly, any suit, claim, action, right or cause of action relating to any acts or omissions in connection with the 2009 Annual Meeting, including, without limitation, the nomination or election of directors, the solicitation of proxies or any acts or filings in connection therewith; provided, however, that no party hereto shall be prohibited from enforcing its rights under and pursuant to this Agreement.

3.4   Releases.

(a)   Except as set forth in Section 3.1, the Company, on behalf of itself, its directors, officers, employees, representatives and agents (collectively, the "Company Releasors"), does hereby, fully and forever, release and discharge Credit Suisse and its respective affiliates, members, directors, officers, employees, attorneys, representatives and agents (collectively, the "Credit Suisse Releasees") from any and all actions, claims, complaints, rights or causes of action, debts, demands or suits of any kind or nature whatsoever, statutory, equitable or legal, foreseen or unforeseen, known or unknown, matured or unmatured that the Company Releasors have, may have or might claim to have against the Credit Suisse Releasees through the date hereof in connection with the 2009 Annual Meeting.

(b)   Except as set forth in Section 3.1, Credit Suisse, on behalf of itself, its directors, officers, employees, representatives and agents (collectively, the "Credit Suisse Releasors"), does hereby, fully and forever, release and discharge the Company, its directors, officers, employees, attorneys, representatives and agents (collectively, the "Company Releasees") from any and all actions, claims, complaints, rights or causes of action, debts, demands or suits of any kind or nature whatsoever, statutory, equitable or legal, foreseen or unforeseen, known or unknown, matured or unmatured that the Credit Suisse Releasors have, may have or might claim to have against the Company Releasees through the date hereof in connection with the 2009 Annual Meeting.

3.5   Amendment.

This Agreement may be amended only by an agreement in writing executed by the parties hereto.

3.6   Investment Banking Services.

Notwithstanding anything to the contrary contained herein, it is understood and agreed that Credit Suisse and certain of its affiliates are investment banking and/or full service securities firms and as such, may, from time to time (a) provide full service investment banking and advisory services including, without limitation, underwriting and private placement services, and mergers and acquisitions related advice and services or (b) effect transactions for their accounts or the accounts of their respective customers, and hold positions in the Company in the ordinary course of their business as broker-dealers, investment advisers, block positioners, or investment bankers. Nothing in this Agreement shall prohibit the foregoing activities so long as (i) Credit Suisse has established commercially reasonable procedures to separate those individuals (the "Other Individuals") involved in providing investment advisory services and/or effectuating trades of the Company's securities and/or loans, (ii) the Other Individuals do not and have not had access to any proprietary information of the Company and (iii) any such investment advisory service, purchases, sales or dealings are made only in accordance with such separation policies and procedures and in accordance with applicable law.

3.7   Notices.

All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:

ExpressJet Holdings, Inc.
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067
Attention: Chief Executive Officer
Facsimile: 832-353-1144
With a copy to:

ExpressJet Holdings, Inc.
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067
Attention: General Counsel
Facsimile: 832-353-1141

If to Credit Suisse:

Credit Suisse
Eleven Madison Avenue, 16th Floor
New York, New York 10010
Attention: Legal & Compliance Department
Facsimile: 212-325-2663

With a copy to:

Alston & Bird LLP
Attention: Kevin Miller
90 Park Avenue New York, New York 10016
Facsimile: 212-922-3840

3.8   Governing Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

3.9   Further Assurances.

Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by any other party in order to effectuate fully the purposes, terms and conditions of this Agreement.

3.10   Third-Party Beneficiaries.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

3.11   Severability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Agreement.

3.12   Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

ExpressJet Holdings, Inc.

By:/s/ James B. Ream
James B. Ream
President and Chief Executive Officer

CREDIT SUISSE SECURITIES (USA), LLC

By:/s/ Alan Freudenstein
Alan Freudenstein
Managing Director

Schedule A

AGREED TEXT OF COMPANY 8-K AND CREDIT SUISSE 13D AMENDMENT

Credit Suisse Securities (USA) LLC ("Credit Suisse Securities") and the Issuer have entered into an agreement, dated as of February 23, 2009 (the "Agreement"), pursuant to which the Issuer has agreed, subject to the occurrence of certain conditions precedent therein, to nominate Alan Freudenstein (the "Credit Suisse Nominee"), a Managing Director of Credit Suisse Securities, for election at the Issuer's 2009 Annual Meeting of shareholders (the "2009 Annual Meeting") as a Class II director with a term expiring at the Issuer's 2012 Annual Meeting of shareholders (the "2012 Annual Meeting"). In the event that, for any reason, the Credit Suisse Nominee is not elected as a Class II director at the 2009 Annual Meeting with a term expiring at the 2012 Annual Meeting, the Issuer agrees that, as soon as practicable following 2009 Annual Meeting, the Board of Directors of the Issuer will take all necessary action in accordance with the Certificate of Incorporation and the Bylaws of the Issuer, including calling and duly holding a special meeting of directors or by unanimous consent in lieu thereof, to (i), if necessary to accommodate the appointment of the Credit Suisse Nominee, increase the size of the Board of Directors of the Issuer from ten (10) to eleven (11) directors and (ii) appoint with immediate effect the Credit Suisse Nominee as either, in the Board's reasonable discretion, a Class I or Class II director to fill such newly created directorship. The Credit Suisse Nominee will also be appointed to the Audit Committee of the Board of Directors of the Issuer.

The Agreement provides that so long as the Agreement is in effect, Credit Suisse Securities (i) at each Annual Meeting of shareholders, will cause all Shares beneficially owned by it and its affiliates as to which they are entitled to vote to be voted (A) in favor of the election of each of the candidates nominated by the Board, (B) as Credit Suisse Securities determines is appropriate on all other proposals of the Board and any proposals by other shareholders of the Issuer not covered by clause (C) below, and (C) in accordance with the recommendation of the Board with respect to any proposals by any other stockholder of the Issuer who is also proposing one or more nominees for election as director in opposition to the nominees of the Board at each Annual Meeting of shareholders; provided that any such candidate (other than the Credit Suisse Nominee) is serving as a member of the Board as of the date thereof; provided further that the Credit Suisse Nominee is a member of the Board at such time pursuant to the terms of the Agreement.

As more fully described in the Agreement, the Agreement also contains certain restrictions on the Reporting Person's ability to take certain actions in connection with each Annual Meeting of the Issuer's shareholders so long as the Agreement is in effect.

A copy of the Agreement is attached hereto as Exhibit 1 to this [Amendment No. 1 to Schedule 13D][Form 8-K] and is incorporated by reference herein. The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement.